Filed by Bank of Montreal
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Company: Marshall & Ilsley Corporation
SEC Registration Statement No.: 333-172012
This filing, which includes frequently asked questions for BMO employees in connection with the BMO and M&I merger, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and comparable “safe harbour” provisions of applicable Canadian legislation, including, but not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions, cost savings and other statements, including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of our management and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. Such factors include, but are not limited to: the possibility that the proposed transaction does not close when expected or at all because required regulatory, shareholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all; the terms of the proposed transaction may need to be modified to satisfy such approvals or conditions; the anticipated benefits from the proposed transaction such as it being accretive to earnings, expanding our North American presence and synergies are not realized in the time frame anticipated or at all as a result of changes in general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations (including changes to capital requirements) and their enforcement, and the degree of competition in the geographic and business areas in which M&I operates; the ability to promptly and effectively integrate the businesses of M&I and BMO; reputational risks and the reaction of M&I’s customers to the transaction; diversion of management time on merger-related issues; increased exposure to exchange rate fluctuations; and those other factors set out on pages 29, 30, 61 and 62 of BMO’s 2010 Annual Report. A significant amount of M&I’s business involves making loans or otherwise committing resources to specific companies, industries or geographic areas. Unforeseen events affecting such borrowers, industries or geographic areas could have a material adverse effect on the performance of our integrated U.S. operations. Additional factors that could cause BMO Financial Group’s and Marshall & Ilsley Corporation’s results to differ materially from those described in the forward-looking statements can be found in the 2010 Annual Report on Form 40-F for BMO Financial Group and the 2010 Annual Report on Form 10-K of Marshall & Ilsley Corporation filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s Internet site (http://www.sec.gov).
In connection with the proposed merger transaction, BMO has filed with the Securities and Exchange Commission a Registration Statement on Form F-4 and a definitive Proxy Statement/Prospectus, as well as other relevant documents concerning the proposed transaction. Shareholders are urged to read the Registration Statement and the definitive Proxy Statement/Prospectus and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. A free copy of the definitive Proxy Statement/Prospectus, as well as other filings containing information about BMO and M&I, may be obtained at the SEC’s Internet site (http://www.sec.gov). You can also obtain these documents, free of charge, from BMO at www.BMO.com under the tab “About BMO — Investor Relations” and then under the heading “Frequently Accessed Documents”, from BMO Investor Relations at investor.relations@bmo.com or (416) 867-6642, from M&I by accessing M&I’s website at www.MICorp.com under the tab “Investor Relations” and then under the heading “SEC Filings”, or from M&I at (414) 765-7814.
BMO and M&I and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of M&I in connection with the proposed merger. Information about the directors and executive officers of BMO is set forth in the proxy statement for BMO’s 2011 annual meeting of shareholders, as filed with the SEC on Form 6-K on February 25, 2011. Information about the directors and executive officers of M&I is set forth in the proxy statement for M&I’s 2010 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 12, 2010. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the above-referenced definitive Proxy Statement/Prospectus. Free copies of this document may be obtained as described in the preceding paragraph.

Harris Customer Communications — FAQs for Employees
Acquisition Closing and Collapse of Bank Charters for M&I and Harris
Key Messages to Customers
•	On Friday, December 17, 2010 BMO Financial Group, the parent company of Harris Financial Corp. (Harris), announced a definitive agreement to acquire Marshall & Ilsley Corporation (M&I).

•	The customer mailing will happen on April 29, 2011 to deposit account and deposit product customers across all business lines.

•	The closing is subject to customary closing conditions including regulatory approval and M&I shareholder approval. Harris and M&I will have combined operations headquartered in the Midwest, providing significant benefits for the customers, communities and businesses we serve.

•	The new legal name of our combined bank will be BMO Harris Bank N. A.

•	Our customers’ success is at the center of what we do. We are looking forward to a promising future together and are committed to keeping customers informed throughout the transition.

•	Customers should continue to bank and work with us as they do today. No action is required by customers.

•	Immediately after the closing, Harris Bank deposit account customers using a Harris debit or ATM card will be able to withdraw cash, make deposits at ATMs that accept deposits and check their balances without incurring a Non-Harris ATM Transaction fee or an ATM surcharge fee at nearly 480 ATMs with the M&I logo, including M&I ATMs located in Arizona, Florida, Indiana, Kansas, Minnesota, Missouri, and throughout Wisconsin.
About BMO Harris Bank N.A.
Who is BMO Harris Bank N.A.?
•	On December 17, 2010 BMO Financial Group announced a definitive agreement to acquire Marshall & Ilsley Corporation (M&I). As part of this transaction, certain M&I bank subsidiaries will combine with Harris N.A., a subsidiary of BMO Financial Group.

•	BMO Harris Bank N.A. will be the new legal name of the combined bank.
Who is BMO Financial Group?
•	Established in 1817, BMO Financial Group (BMO) serves 11 million personal, commercial, corporate and institutional customers in North America and internationally.

•	BMO is a company deeply rooted in the economic success of North America dating back to the 1800s. With its U.S. headquarters (Harris) in Chicago, BMO has been a presence in the Midwest since 1861.
What should I tell my customers about BMO?
•	BMO Financial Group was established in 1817, as Bank of Montreal, Canada’s first bank.

•	Harris has been a part of the BMO Financial Group since 1984.

•	The initials “BMO” (pronounced bee-mo) link the member companies, and are also the stock ticker symbol on the Toronto and New York Stock Exchanges.

•	BMO has paid dividends for 191 consecutive years.

•	Additional information about BMO is available on bmo.com.
Who is M&I Bank?
•	M&I is based in Milwaukee and has been serving the Midwest since 1847 with a strong nationwide presence in certain businesses. M&I, like BMO, is deeply rooted in the Midwest.

•	Together, our combined companies will have more than three centuries of experience in serving customers and communities. We share common values rooted in our commitment to providing the best in customer service.
When will the legal name of Harris N.A. change?
•	The name of Harris N.A. will change at the effective time of the merger which is expected to be completed prior to July 31, 2011. We will notify you of the closing of the acquisition through an internal announcement. We will notify customers with a posting on our websites, placing signs in our branches or publishing a notice in newspapers.
About the Customer Communications
Which customers are receiving the communication and why?
•	Harris and M&I are sending their respective deposit customers the communications regarding the acquisition and name change to BMO Harris Bank N.A. Both Harris and M&I need to provide deposit customers with changes to their deposit agreements.

•	All Harris customers holding deposit accounts require advance notification of any Change in Terms (CIT).

•	All Harris Private Bank clients and Harris Investor Services clients will receive the mailing announcing the acquisition and name change.

•	In general, these disclosures contain changes to the terms of deposit agreements.
What disclosures are included with the Harris mailing?
•	Each mailing includes a personalized letter describing the acquisition and the legal name change of Harris N.A. to BMO Harris Bank N.A.

•	A CIT is included, where applicable.

•	In addition to the general mailing describing the acquisition and legal name change of Harris N.A., Retail, Small Business, Health Service Account and Harris Private Bank (HNA & THBNA) customer mailings will also include a newsletter with additional details about the integration of M&I and an overview of BMO Financial Group.
When will the communication be sent?
•	Letters to Harris customers will be mailed on April 29.

•	Similar communications to M&I customers will be mailed the week of May 9.
Are copies of the customer communications available for me to read?
•	Yes. Sample copies of the customer letters and newsletters (where applicable) are available on the Harris-M&I Transition site under Customer Communications.
My customer said he/she received multiple copies of the announcement letter. Why is that?
•	As much as we tried to reduce the number of mailings sent to Harris households, we could not completely minimize them due to multiple product and service relationships.

•	Additionally, Harris customers that have a relationship with M&I Bank will receive a mailing from M&I.

When do we begin using the updated disclosures?
•	For all new deposit accounts opened after April 18 you must include the appropriate customer letter and CIT. Please refer to the One Source News Special Edition sent April 18.
Do customers have to do anything upon receipt of the communication?
•	No. Customers do not need to take any action and it’s business-as-usual at this time.

•	Customers should continue to bank as they currently do. We will keep them informed of any changes that result from this acquisition.
Are any other notices being sent to customers?
•	Additional updates and notices will be sent as needed. We will advise you prior to any customer mailings.
Changes for our customers
Will customers notice any immediate changes when the transaction closes?
•	Customers should experience business-as-usual at their branches, online and on the phone.

•	Following the close of the acquisition, Harris N.A.’s legal name will change on documents and some of the signs posted at the branches.

•	We are committed to delivering a seamless transition for our customers, which includes keeping them informed.
What is the FDIC Deposit Insurance Acknowledgement Form? And when do I use it?
•	The FDIC Deposit Insurance Acknowledgement Form is a form that customers who open new deposit accounts after closing will be required to sign to acknowledge that M & I Marshall and Ilsley Bank, M & I Bank FSB, The Harris Bank N.A. and Harris N.A. are now all one FDIC insured bank and new accounts opened at any location of BMO Harris Bank N.A. will be aggregated for FDIC purposes and will not be separately insured. This signed form must be forwarded with the new account signature card to the Lombard Operations Center for retention.

•	This form must be used in all branches (M&I legacy branches, THBNA legacy branches and Harris legacy branches) when new personal and non-personal (Business and Commercial) deposit accounts are opened at BMO Harris Bank N.A. after close and throughout the conversion.

•	For more information on FDIC coverage and the effects of the merger, please refer to the Fundamentals of FDIC Insurance Training (insert link to training page).
When will customers be able to conduct banking transactions at the other bank’s locations?
•	Customers should continue to conduct banking where and how they do today — in their local branch, over the telephone and online.

•	Immediately after the closing, Harris Bank deposit account customers using a Harris debit or ATM card will be able to withdraw cash, make deposits at ATMs that accept deposits and check their balances without incurring a Non-Harris ATM Transaction fee or an ATM surcharge fee at nearly

480 ATMs with the M&I logo, including M&I ATMs located in Arizona, Florida, Indiana, Kansas, Minnesota, Missouri, and throughout Wisconsin.

•	There will be a process in place to accommodate check cashing by M&I Retail customers at Harris branches, under limited situations. Similarly, check cashing will be available for Harris Retail customers at M&I branches, under limited circumstances.

•	There will also be a process in place to accommodate the cashing of each bank’s official checks across both branch networks.
Will customer account numbers, checks, bank cards, credit cards, reward points or other services change?
•	Account numbers and products will not change at the closing of the acquisition. If and when changes are made that affect customer account numbers, products or fees we will communicate that in advance to you and your customers.
Will customers need to order new checks?
•	Existing checks will continue to be accepted and should be used.

•	As customers reorder checks, the bank name and logo will change to BMO Harris Bank N.A.

•	The MICR information — regional ABA numbers, account numbers and check serial numbers will not change at this time.

•	Line of credit checks produced on or after closing will also reflect the bank name change. The MICR information will not change.
What changes will be made to account numbers, products or fees?
•	At this time, there will be no changes to account numbers, products or fees, including safe deposit boxes.
Will customers be able to bank at the same location and with the same banking/investment professional?
•	Yes. Customers should continue to bank as they do today — in their current branch(es) and with the banking and investment professionals they work with currently.
What happens to a customer’s insurance coverage if they have deposits at insured banks that merge? How do they verify their FDIC insurance coverage?
•	When two or more insured banks merge, deposits from the assumed bank (such as THBNA) are separately insured from deposits at the assuming bank (HNA) for at least six months after the merger. This grace period gives a depositor the opportunity to restructure his or her accounts, if necessary.

•	Certificates of Deposit (CDs) from the assumed bank are separately insured until the earliest maturity date after the end of the six-month grace period. CDs that mature during the six-month period and are renewed for the same term and in the same dollar amount (either with or without accrued interest) continue to be separately insured until the first maturity date after the six-month period. If a CD matures during the six-month grace period and is renewed on any other basis, it would be separately insured only until the end of the six-month grace period.

•	The FDIC has helpful tools to assist you in determining your FDIC insurance coverage. Please visit http://www.fdic.gov/deposit/deposits/index.html or call 1-877-ASK-FDIC (1-877-275-3342) or 1-800-925-4618 (hearing impaired line) for more information.

Harris and M&I have been great supporters of their communities. What will this mean for their community support, particularly in communities where both Harris and M&I have a presence?
•	Both banks share a strong commitment to customers and to the community. Both Harris and M&I have built strong reputations as great community partners and our combined operations will create more opportunities to help. BMO Financial Group is a civic leader in each of its markets and through this acquisition we have the ability to further enhance our organizational model to better take advantage of all of our resources.
Employee & Branch Questions
Will employees notice any changes immediately?
•	Until the acquisition closes, it is business as usual and the two companies will continue to operate independently.

•	Our focus throughout the integration planning process has been to ensure a post-closing transition experience for employees that is engaging, respectful and provides seamless service for our customers. And we plan to keep that a top priority as we work through the conversion and integration process after close.

•	After closing, Harris N.A.’s new name will begin to appear in various materials, including documents and in our branches. However, you will continue to see the Harris logo and the M&I logo until the conversion is completed.
Do I need to make any changes in how I work with my customers?
•	It is business as usual. You should continue to provide your customers with the same excellent level of service they have come to expect.

•	Please note: new CIT requirements were put in place for deposit accounts as of April 19. Refer to the One Source News Special Edition sent April 18 for details.
Will our processes and procedures change for opening new accounts, approving loans, etc. as of close?
•	With the exception of the CIT requirements for deposit accounts, there will be minimal changes to our procedures for opening new accounts or servicing our existing accounts and customers.

•	Any changes will be communicated through regular communication vehicles such as, One Source, and via your Regional Operations Center.
Will the loan approval processes be impacted at all? What will this mean for local decision making?
•	As always, we are evaluating the loan approval process to ensure a seamless experience for our customers while performing the appropriate diligence associated with a strong and stable bank. Changes will be communicated as known. Until then, business as usual should continue and loan forms, processes, and committees in place should be used. For in-flight loans, this is especially true and we want to ensure these clients receive prompt answers and delivery.

On closing, do I need to change my business cards, voice mail greetings, stationery and other materials?
•	No, you should not change your business cards, voice mail greeting, stationery or other materials at this time. Over the coming months, we will have more information on when and how our customer-facing materials will change.
When will the signage change?
•	At closing, branches will receive updated door signage to reflect the new legal name of the bank — BMO Harris Bank N.A. These will be affixed to the branch entrance(s).

•	Following closing, you will begin to see the BMO Harris Bank brand introduced selectively as we build awareness and strength for the new name. During the transition period, as we begin to introduce the BMO name, an endorser logo (“A part of BMO Financial Group”) will be attached to both the M&I and Harris logos.
When will our printed materials change to reflect the new name?
•	Until closing, our printed materials will remain the same. At closing, certain customer documents will reflect the new name of the bank. After close and until brochures are reprinted, stickers with the new legal name will need to be affixed. Each location will receive updated information through One Source with follow up calls lead by Regional Operations.

•	Over the coming months, we will share timelines on changes in customer materials and other marketing collateral.
What forms will be changing after closing?
•	Each location will receive updated information. Communications will be sent via One Source with follow up conference calls led by Regional Operations to review the materials.
Will other business units change their name as well (i.e. Harris Private Bank, Harris Investor Services, M&I University, etc.)?
•	At this time, we are reviewing the names of our other business units and will communicate any decisions about those names if and when they have been made. Any decisions will be driven by our principal objective of ensuring clear alignment with the BMO Harris Bank name.
How long will it take to merge our systems?
•	The systems conversion is expected to take 12-18 months after the deal closes. We will take the necessary time to do it right. Our commitment is to deliver a seamless transition for our customers and our employees.
Where can I find out more about the acquisition?
•	All employee communications related to the acquisition are posted on the Harris/M&I Transition site available through Harris Central and on MiNet (M&I’s employee intranet site).

•	As of April 29, customers will be able to get additional information online at harrisbank.com/bmoharris.

Cautionary Statement Regarding Forward-Looking Information
Certain statements in this communication are forward-looking statements under the United States Private Securities Litigation Reform Act of 1995 (and are made pursuant to the ‘safe harbour’ provisions of such Act) and applicable Canadian securities legislation. These forward-looking statements include, but are not limited to, statements with respect to the expected closing of the proposed acquisition of M&I, plans for the acquired business and the financial impact of the acquisition and are typically identified by words such as “believe”, “expect”, “anticipate”, “intend”, “estimate”, “plan”, “will”, “should”, “may”, “could” and other similar expressions.
By their nature, forward-looking statements are based on various assumptions and are subject to inherent risks and uncertainties. We caution readers of this communication not to place undue reliance on our forward-looking statements as the assumptions underlying such statements may not turn out to be correct and a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.
Such factors include, but are not limited to: the possibility that the proposed transaction does not close when expected or at all because required regulatory, shareholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all; the terms of the proposed transaction may need to be modified to satisfy such approvals or conditions; the anticipated benefits from the proposed transaction such as it being accretive to earnings, expanding our North American presence and cost savings and synergies are not realized in the time frame anticipated or at all as a result of changes in general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations (including changes to capital requirements) and their enforcement, and the degree of competition in the geographic and business areas in which M&I operates; the ability to promptly and effectively integrate the businesses of M&I and BMO; reputational risks and the reaction of M&I’s customers to the transaction; diversion of management time on merger-related issues; increased exposure to exchange rate fluctuations; and those other factors set out on pages 29 and 30 of BMO’s 2010 Annual Report. A significant amount of M&I’s business involves making loans or otherwise committing resources to specific companies, industries or geographic areas. Unforeseen events affecting such borrowers, industries or geographic areas could have a material adverse effect on the performance of our integrated U.S. operations.
Assumptions about the performance of the Canadian and U.S. economies as well as overall market conditions and their combined effect on the bank’s business are material factors we consider when determining our strategic priorities, objectives and expectations for our business. In determining our expectations for economic growth, both broadly and in the financial services sector, we primarily consider historical economic data provided by the Canadian and U.S. governments and their agencies.
BMO does not undertake to update any forward-looking statement, whether written or oral, that may be made, from time to time, by the organization or on its behalf, except as required by law.
Additional Information for Shareholders
In connection with the proposed merger transaction, BMO has filed with the Securities and Exchange Commission a Registration Statement on Form F-4 and a definitive Proxy Statement/Prospectus, as well as other relevant documents concerning the proposed transaction. Shareholders are urged to read the Registration Statement and the definitive Proxy Statement/Prospectus and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. A free copy of the definitive Proxy Statement/Prospectus, as well as other filings containing information about BMO and M&I, may be obtained at the SEC’s Internet site (http://www.sec.gov). You can also obtain these documents, free of charge, from BMO at www.BMO.com under the tab “About BMO — Investor Relations” and then under the heading “Frequently Accessed Documents”, from BMO Investor Relations at investor.relations@bmo.com or (416) 867-6642, from M&I by accessing M&I’s website at www.MICorp.com under the tab “Investor Relations” and then under the heading “SEC Filings”, or from M&I at (414) 765-7814.
BMO and M&I and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of M&I in connection with the proposed merger. Information about the directors and executive officers of BMO is set forth in the proxy statement for BMO’s 2011 annual meeting of shareholders, as filed with the SEC on Form 6-K on February 25, 2011. Information about the directors and executive officers of M&I is set forth in the proxy statement for M&I’s 2010 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 12, 2010. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the above-referenced definitive Proxy Statement/Prospectus. Free copies of this document may be obtained as described in the preceding paragraph.